Jeffrey Turner, Esq.

JDT Legal, PLLC

897 Baxter Drive

So. Jordan, UT, 84095

(801) 810-4465

jeff@jdt-legal.com

August 5, 2021

Attorney Asia Timmons-Pierce

Office of Manufacturing

U.S. Securities Exchange Commission

Washington, D.C.20549

Re:	Pacific Ventures Group, Inc.
Registration Statement on Form S-1
File No. 333-253846

Dear Ms. Timmons-Pierce:

On behalf of Pacific Ventures Group, Inc. (the “Company”), I hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 10:00 AM EDT on Monday, August 9, 2021.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely, JDT Legal, PLLC

/s/ Jeff Turner
Jeff Turner
jeff@jdt-legal.com